

Mail Stop 4628

December 12, 2017

Via Email
Marshall D. Smith
Chief Financial Officer
California Resources Corporation
9200 Oakdale Avenue, Suite 900
Los Angeles, California 91311

> **Re:  California Resources Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2016**
> **Filed February 24, 2017**
> **File No. 1-36478**

Dear Mr. Smith:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2016

Properties, page 27

Proved Undeveloped Reserves, page 35

1. You disclose that your year-end development plans and associated proved undeveloped reserves are consistent with SEC guidelines for development "within five years." Confirm for us, if true, that your proved undeveloped reserves will be converted to proved developed within five years of initial reporting as proved undeveloped reserves.

Financial Statements and Supplementary Data, page 81

Supplemental Oil and Gas Information (Unaudited), page 116

Proved Developed and Undeveloped Reserves

2.      Expand the disclosure relating to the changes in net proved reserves for each of the periods presented to provide an appropriate narrative explanation for the significant changes relating to each line item entry within your reconciliation, such as revisions of previous estimates, improved recovery, extensions and discoveries, acquisitions and divestitures.  Your explanation should address the change for the line item by separately identifying and quantifying each factor that contributed to a significant change so that the change in net reserves between periods is fully explained.  To the extent that two or more factors contribute to a significant change, indicate the net amount attributable to each factor accompanied by a narrative explanation.  Your disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan.  Refer to FASB ASC 932-235-50-5.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.  Please contact Kevin M. Dougherty, Attorney-Adviser, at (202) 551-3271 with any other questions.

                        Sincerely,

                        /s/H. Roger Schwall

                        H. Roger Schwall
                        Assistant Director
                        Office of Natural Resources